Exhibit 99.1

ATRenew Inc. Announces Appointment of Independent Director

SHANGHAI, May 18, 2022 -- ATRenew Inc. (“ATRenew” or the “Company”) (NYSE: RERE), a leading technology-driven pre-owned consumer electronics transactions and services platform in China, today announced that Ms. Rui Zhu has been appointed as a new independent director to the Company’s board of directors (the “Board”), effective on May 17, 2022. Ms. Zhu will also replace Mr. Yongliang Wang to serve as a member of the audit committee of the Board. Mr. Yongliang Wang will continue to serve as a director of the Board and the President of the Company. Upon the appointment of Ms. Zhu, the Board consists of eight members: Mr. Kerry Xuefeng Chen, Mr. Yongliang Wang, Mr. Lei Xu, Mr. Wei Tang, Mr. Chen Chen, Mr. Jingbo Wang, Mr. Guoxing Jiang and Ms. Rui Zhu.

Mr. Kerry Xuefeng Chen, the Company’s Founder, Chairman, and Chief Executive Officer, on behalf of the Board and management, said: “We are delighted to welcome Ms. Zhu to the Board of ATRenew. With her extensive experience and insights into consumer research and marketing, Ms. Zhu brings unique perspectives to the Company as we continue investing in the circular economy while educating ever wider segments of society on how to lead greener lifestyles. Furthermore, we have full confidence that Ms. Zhu will contribute significant value to the Board as she shares our vision that a sustainable business model possesses robust financial stability and is beneficial to society as a whole. We look forward to working with Ms. Zhu as we further explore growth opportunities created by China’s circular economy.”

Ms. Rui Zhu is a professor of marketing and the director of Social Innovation Center in Cheung Kong Graduate School of Business (“CKGSB”). She has done extensive research on a number of topics, including consumer behavior, social innovation, and branding. Prior to joining CKGSB, she was an associate professor of marketing and Canada Research Chair in consumer behavior at the University of British Columbia. Ms. Zhu received her PhD in Marketing from the University of Minnesota.

About ATRenew Inc.

Headquartered in Shanghai, ATRenew Inc. operates a leading technology-driven pre-owned consumer electronics transactions and services platform in China under the brand ATRenew. Since its inception in 2011, ATRenew has been on a mission to give a second life to all idle goods, addressing the environmental impact of pre-owned consumer electronics by facilitating recycling and trade-in services, and distributing the devices to prolong their lifecycle. ATRenew’s open platform integrates C2B, B2B, and B2C capabilities to empower its online and offline services. Through its end-to-end coverage of the entire value chain and its proprietary inspection, grading, and pricing technologies, ATRenew sets the standard for China’s pre-owned consumer electronics industry.

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. ATRenew may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ATRenew's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ATRenew's strategies; ATRenew's future business development, financial condition and results of operations; ATRenew's ability to maintain its relationship with major strategic investors; its ability to provide facilitate pre-owned consumer electronics transactions and provide relevant services; its ability to maintain and enhance the recognition and reputation of its brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ATRenew's filings with the SEC. All information provided in this press release is as of the date of this press release, and ATRenew does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

In China:
ATRenew Inc.
Investor Relations
Email: ir@atrenew.com

In the United States:
ICR LLC.
Email: atrenew@icrinc.com
Tel: +1-212-537-0461